Exhibit 99.1

VivoPower International PLC to Participate in M Vest LLC and Maxim Group LLC Inaugural Emerging Growth Virtual Conference

Presenting Innovative Small and Mid-Cap Companies in Healthcare, Industrials, Electric Vehicles, TMT, and Consumer Products

London, March 12, 2021

VivoPower International PLC (Nasdaq: VVPR, the "Company") announced today that Executive Chairman and Chief Executive Officer, Kevin Chin and Executive Director, Matt Cahir, will be presenting at the Inaugural Emerging Growth Virtual Conference, presented by M Vest LLC and Maxim Group LLC.

The conference will take place on March 17 and 18 from 9:00 am to 5:00 pm EST and will feature roundtable discussions, issuer presentations, fireside chats, and live Q&A with company CEOs moderated by Maxim Research Analysts. To attend and access exclusive content, investors and stakeholders must register to become an M-Vest member HERE.

For any inquiries, please reach out to shareholders@vivopower.com.

ABOUT VIVOPOWER INTERNATIONAL PLC

VivoPower is a sustainable energy solutions company focused on electric vehicles, battery technology, solar and critical power services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

ABOUT M VEST LLC

M Vest LLC is an online investment bank and digital community built for issuers, investors, and thought leaders to share information and access investment opportunities through capital raisings of Regulation D and Regulation A Offerings. Founded in 2017 and headquartered in New York City, M-Vest provides insights on current equity market trends, hosts presentations from public companies, and provides access to capital for emerging growth companies. M-Vest hosts live conferences and webinars featuring CEOs discussing the latest developments in their industries. M Vest LLC is a registered broker-dealer with the U.S. Securities and Exchange Commission, is a member of FINRA and SIPC, and is a sister company of Maxim Group, LLC.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the number of MWh of clean energy per year, the number of homes such amount has the potential to power, the amount of emissions avoided, the number of local jobs the project has the potential to provide, and the potential timeline for completion. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com